UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 1)*

Under the Securities Exchange Act of 1934

Greenlight Capital Re, Ltd.
(Name of Issuer)

Ordinary Shares, par value $0.10
(Title of Class of Securities)

        G4095J109
(CUSIP Number)

Andrew Weinfeld, Esq.
Greenlight Capital, Inc.
140 East 45 Street
Floor 24
New York, NY 10017
                               (212) 973-1900
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

             July 25, 2023
(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons. David Einhorn
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): PF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. United States
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 6,254,715 Ordinary Shares (See Item 2 below)
9 Sole Dispositive Power 0
10 Shared Dispositive Power 6,254,715 Ordinary Shares (See Item 2 below)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,254,715 Ordinary Shares Ordinary Shares (See Item 2 below)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13	Percent of Class Represented by Amount in Row (11) 17.7% (See Item 2 below)
14	Type of Reporting Person (See Instructions) IN

1	Names of Reporting Persons. DME 2022 Holdings, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 4,864,227 Ordinary Shares (See Item 2 below)
9 Sole Dispositive Power 0
10 Shared Dispositive Power 4,864,227 Ordinary Shares (See Item 2 below)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,864,227 Ordinary Shares (See Item 2 below)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13	Percent of Class Represented by Amount in Row (11) 13.8% (See Item 2 below)
14	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

1	Names of Reporting Persons. The David M. Einhorn 2021-07 Family Trust
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. New York
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 1,390,488 Ordinary Shares (See Item 2 below)
9 Sole Dispositive Power 0
10 Shared Dispositive Power 1,390,488 Ordinary Shares (See Item 2 below)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,390,488 Ordinary Shares (See Item 2 below)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13	Percent of Class Represented by Amount in Row (11) 3.9% (See Item 2 below)
14	Type of Reporting Person (See Instructions) OO (Trust)

AMENDMENT NO. 1 TO SCHEDULE 13D

This Amendment No. 1 to Schedule 13D (the “Amendment”), relating to ordinary shares, par value $0.10 per share (“Ordinary Shares”), of Greenlight Capital Re, Ltd. (the “Issuer” or the “Company”), 65 Market Street, Suite 1207, Jasmine Court, P.O. Box 31110, Camana Bay, Grand Cayman, Cayman Islands KY1-1205, amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (the “Commission”) on June 11, 2007.

This Amendment is being filed to reflect a reclassification of and revisions to the terms and provisions of shares of capital stock of the Issuer, as described below.

This Amendment is being filed to amend and supplement Items 1, 2 , 4 and 7, as follows:

Item 1.  Security and Issuer.

This Schedule 13D relates to Ordinary Shares of the Issuer.

Item 2.  Identity and Background.

This Amendment is being filed by David Einhorn, DME 2022 Holdings, LLC, a Delaware limited liability company (the “LLC”), and The David M. Einhorn 2021-07 Family Trust, a trust governed by the laws of New York (the “Trust”).  Mr. Einhorn is the sole Manager of the LLC.  Interests in the LLC are held by a family trust the beneficiaries of which are Mr. Einhorn’s children.  Mr. Einhorn is a Special Trustee of the Trust, the beneficiaries of which are Mr. Einhorn’s children.  The filing of this Amendment shall not be construed as an admission that any of the Reporting Persons is the beneficial owner of any of the shares of Common Stock reported herein, and each of the Reporting Persons disclaims all such beneficial ownership except to the extent of his or its pecuniary interest in any such shares.

The principal address of the each of the Reporting Persons is 140 East 45th Street, 24th Floor, New York, NY 10017.

Mr. Einhorn, a Director of the Issuer.

Item 4.  Purpose of Transaction.

On July 25, 2023, pursuant to a vote of the shareholders of the Issuer, each then outstanding Class B Ordinary Share of the Issuer was reclassified into one Class A Ordinary Share of the Issuer and was immediately thereafter reclassified as one Ordinary Share of the Issuer.  On such date, shareholders of the Issuer also approved an amendment to the Issuer’s Memorandum and Articles of Association to remove provisions that limited any U.S. shareholder from owning or controlling ordinary shares constituting 9.9% or more of the voting power of the Issuer’s ordinary shares.  The proposals approval by the Issuer’s shareholders are described in the proxy statement filed by with Issuer with the Commission on April 26, 2023.  As a result of the foregoing, the Reporting Persons currently hold Ordinary Shares of the Issuer that are no longer subject to the above-referenced limitation on voting power.

Item 7.  Material to be Filed as Exhibits.

99.1  Joint Filing Agreement, executed by and among the Reporting Persons,.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  July 27, 2023

By: /s/ Daniel Roitman**
Daniel Roitman, on behalf of David Einhorn

DME 2022 HOLDINGS, LLC

By: /s/ Daniel Roitman**
Daniel Roitman, on behalf of David Einhorn, Manager

THE DAVID M. EINHORN 2021-07 FAMILY TRUST

By: /s/ Daniel Roitman**
Daniel Roitman, Trustee

**  The Power of Attorney executed by David Einhorn, authorizing the signatory to sign and file this report on David Einhorn's behalf, filed as Exhibit 99.1 to the Schedule 13D filed with the Securities and Exchange Commission on August 29, 2019 by the Mr. Einhorn and other reporting persons with respect to the common units of CONSOL Coal Resources LP, is hereby incorporated by reference.